Exhibit 12.1

Sabine Pass Liquefaction, LLC

Computation of Ratio of Earnings to Fixed Charges

	Nine months Ended September 30,	Nine months Ended September 30,	Year Ended December 31,				Period from June 24, 2010 (Date of Inception) Through December 31,
	2015	2014	2014	2013	2012	2011	2010
					(in thousands, except ratio)
Earnings:
Pre-tax income (loss) from continuing operations	$(230,485)	$(316,876)	$(376,853)	$(194,490)	$(85,157)	$(36,511)	$(9,869)
Fixed charges	388,242	288,539	398,263	238,992	35,474	14	—
Amortization of capitalized interest	—	—	—	—	—	—	—
Interest capitalized	(356,702)	(271,528)	(374,041)	(227,900)	(35,114)	—	—

Total earnings (loss) available for fixed charges	$(198,945)	$(299,865)	$(352,631)	$(183,398)	$(84,797)	$(36,497)	$(9,869)

Fixed Charges
Interest expense on indebtedness	$31,261	$16,773	$23,909	$10,796	$139	$—	$—
Interest capitalized	356,702	271,528	374,041	227,900	35,114	—	—
Interest expense on portion of rent	279	238	313	296	221	14	—

Total fixed charges	$388,242	$288,539	$398,263	$238,992	$35,474	$14	$—

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2014, 2013, 2012 and 2011, and for the period from June 24, 2010 (date of inception) through December 31, 2010, earnings were not adequate to cover fixed charges by $750.9 million, $422.4 million, $120.3 million, $36.5 million and $9.9 million, respectively. For the nine months ended September 30, 2015 and 2014, earnings were not adequate to cover fixed charges by $587.2 million and $588.4 million, respectively.